Exhibit 99.2

Management’s Discussion and Analysis

For the three and six-month period ended January 31, 2019 and 2018

(Expressed in Canadian dollars)

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

This management's discussion and analysis (“MD&A”) provides an analysis of our financial situation which will enable the reader to evaluate important variations in our financial situation for the period ended January 31, 2019 compared to the period ended January 31, 2018. This report prepared as at April 1, 2019 intends to complement and supplement our condensed interim consolidated financial statements for the period ended January 31, 2019 (the “Financial Statements”) and should be read in conjunction with the Financial Statements and the accompanying notes.

Our Financial Statements and the management's discussion and analysis are intended to provide a reasonable basis for the investor to evaluate our financial situation.

Our Financial Statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts contained in this MD&A are expressed in Canadian dollars, unless otherwise specified.

Where we say “we”, “us”, “our”, the “Company” or “Tidal Royalty”, we mean Tidal Royalty Corp.

Additional information on the Company is available on SEDAR at www.sedar.com or the Company’s website https://www.tidalroyalty.com/.

Business Description

Tidal Royalty Corp. was incorporated under the laws of British Columbia as Treminco Resources Ltd. on March 12, 1980. The name was changed to Elkhorn Gold Mining Corporation on February 8, 1999 and to Tulloch Resources Ltd. on October 12, 2011 and to Tidal Royalty Corp. on July 18, 2017. The Company is a life sciences company with a focus on the legal cannabis industry in the United States. The Company is a reporting issuer in the provinces of British Columbia and Ontario and on June 25, 2018, the Company’s shares commenced trading on the CSE under the trading symbol “RLTY”. The Company commenced trading its shares in USD on June 29, 2018 under the symbol “RLTY.U”.

The head office and records office of the Company are located at Suite 810, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.  The principal place of business of the Company is 161 Bay St., Suite 4010, Toronto ON, M5J 2S1.

Proposed Transaction – MichiCann

On February 14, 2019, the Company entered into a binding letter of intent (“Proposed Transaction”) with MichiCann Medical Inc. (d/b/a Red White & Bloom) (“MichiCann”) to acquire all of the issued and outstanding shares of MichiCann. The Proposed Transaction constitutes a Fundamental Change, as defined in the policies of the Canadian Securities Exchange (“CSE”). The Company’s will remain halted until the CSE has reviewed and approved the Proposed Transaction.

MichiCann is a private cannabis investment Company that holds an 8% senior secured convertible debenture to acquire all of the issued and outstanding shares of its Michigan based investee (“OpCo”), a private company incorporated under the laws of the state of Michigan. OpCo has been granted a step 1 prequalification by the Medical Marijuana Licensing Board and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (extraction and derivative manufacturing) and provisioning centers (dispensaries).

While this proposed transaction is not specific to our royalty investment model, it represents a significant first step to becoming a Multi-State-Operator (“MSO”), which the investment community has shown strong interest for.  Management believes that with MichiCann and its incoming team, we can provide a meaningful presence in the cannabis markets that the MSOs serve.  This transaction is discussed in more detail in the highlights section of this MD&A.

Investments

Over the past six months, the Company has made several royalty investments in the U.S. legal cannabis industry.  The Company’s current portfolio consists of strategic investments with Diem Cannabis (Oregon and Massachusetts), Lighthouse Strategies, LLC (California and Nevada); and FLRish Inc. d/b/a Harbourside (California).  Management is currently exploring synergies with these partners as it focuses on its goal of becoming one of the the largest MSOs in the US.  Management continues to see large-scale potential in these investments as they are led by highly-skilled and experienced management teams across multiple industry verticals, including cultivation, processing, and distribution.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Highlights and Overall Performance

During the period ended January 31, 2019, the Company has successfully executed a number of key steps to develop and execute its business plan:

1   On August 31, 2018, the Company entered into a definitive agreement with VLF Holdings LLC, an Oregon limited liability company d/b/a Diem Cannabis (“Diem”) to finance the expansion of TDMA LLC, a Massachusetts subsidiary of Diem (“TDMA”) into Massachusetts. Pursuant to the agreement, the company will provide Diem with up to US$12.5 million (the “Financing”) over three years to develop and operate a large-scale cultivation and processing facility (the “Site”) and up to four dispensaries (the “Dispensaries”).

The Financing will be in the form of (i) promissory notes advanced at various stages of development of operations in the state; and (ii) the purchase price for real property acquisitions with respect to Sites and Dispensaries. Newly-formed subsidiaries of RLTY Development MA 1 LLC will acquire title to the real property purchased in respect of the Site and Dispensary acquisitions and will enter into leases (“Leases”) with TDMA (or its nominee) with respect to their operation. The Leases will be “triple net” and will include payments of (i) annual base rent; (ii) percentage rent of net sales; and (iii) additional rent relating to the costs of property insurance, real estate taxes and any maintenance and repair where Diem proposes to enter into a third-party lease in respect of a Dispensary (an “Operating Lease”), as opposed to the purchase of real property. Diem will enter into the Operating Lease directly with the third-party lessor and will grant the Company a collateral assignment in such Operating Lease.

The Financing will be secured by (i) guarantees of the payment and performance of all obligations of TDMA by Diem and certain of its subsidiaries (the “Entity Guarantors”) and key individuals (the “Individual Guarantors”); (ii) liens over all of the assets of the Entity Guarantors; (iii) pledges by the Entity Guarantors and Individual Guarantors of all equity interests in Diem and/or its subsidiaries ; and (iv) in the case of operating lease, collateral assignments in such operating leases.

During the period ended January 31, 2019, and pursuant to the Funding, the Company entered into a promissory note (“Promissory Note”) agreement with TDMA for $2,816,649 (USD $2,146,208) (July 31, 2018 - $Nil) as a working capital advance for licenses, Site build out, identification and negotiation of the purchase agreements for the Site and Dispensaries. The Promissory Note bears interest of 10% per annum and is due on February 28, 2021, unless earlier satisfied as described below.

Once the Site and Dispensaries are operational and the Leases have been entered into, the Promissory Note and all subsequently issued promissory notes (including interest accrued thereon) will be deemed satisfied in full. If the Site and Dispensaries are not operating within 2.5 years following the Closing, the Company will have the right to seek certain repayments, including repayments of the Promissory Note and all subsequently issued Promissory Notes.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Highlights and Overall Performance (continued)

2   On November 15, 2018, the Company purchased 3,000 Units (“Units”) for $3,000,000 of FLRish Inc., the parent company of Harborside (“Harborside”) and entered into a non-binding memorandum of understanding (“MOU”) with Harborside to provide royalty financing to prospective “Harborside” brand dispensary operators. Each Unit is comprised of (A) one 12% unsecured convertible debenture, convertible into common shares of Harborside (i) at the option of the holder at any time prior to the last business day immediately preceding the third anniversary date of the closing; and (ii) automatically upon a Harborside going-public transaction, at a conversion price equal to the lower of (i) $6.90; and (ii) a 10% discount to the price of the common shares of Harborside as part of a qualifying transaction; and (B) 87 common share purchase warrants exercisable for a period of two years following the closing into common shares of Harborside at an exercise price of $8.60 (subject to acceleration in the event of a going public transaction). Pursuant to the terms of the MOU, the Company has agreed to provide up to US$10 million in royalty financing to prospective dispensary operators licensing the “Harborside” brand. Each potential dispensary financing transaction will be assessed by the Company on a case-by-case basis and will be subject to the satisfactory completion of due diligence by the Company and the consummation of definitive documentation with the prospective dispensary operator.

Harborside, a vertically-integrated California licensed operator, was founded in 2006 by cannabis industry activist and entrepreneur Steve DeAngelo. Harborside operates two dispensaries and one of California’s largest cultivation facilities and owns the Harborside brand. Its flagship location in Oakland, California is the largest medical cannabis dispensary in the U.S. It was the first medical cannabis dispensary in the U.S. to introduce lab testing, the first to offer CBD-rich medicine, and the first to treat children with Dravet syndrome. Harborside was also reported to be the first dispensary to legally sell non-medicinal cannabis in California following the state’s legalization of adult use sales on January 1, 2018.

Harborside announced in February 2019, that it had signed a definitive agreement with Lineage Grow Company (CSE: BUDD) to effect a reverse take-over (“RTO”) transaction and to file an application to trade on the Canadian Securities Exchange. Following completion of the RTO, the debentures and share purchase warrants are convertible into common shares of the resulting issuer pursuant to their terms.

3   On January 9, 2019 the Company closed its strategic private placement for US $5,000,000 of Lighthouse Strategies LLC (“Lighthouse”) Series A membership units concurrently with a financing arrangement for certain Lighthouse beverage lines. Pursuant to the Financing Fee Agreement, the Company is entitled to 1% of net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co and Creative Waters Beverage Company.  Financing fees will accrue until December 1, 2019, at which point the Company may choose receive such fees in cash or Series A membership units of Lighthouse.  Thereafter, financing fees are payable quarterly in cash.  The terms of the Financing Fee Agreement are between four and six years, depending on certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering).

Lighthouse is a finance, research & technology, and portfolio management company. It operates 11 companies and 150,000 ft2 serving both traditional and regulated markets, including vertically integrated cannabis assets licensed in California and Nevada. Lighthouse is renowned for developing the world’s first non-alcoholic cannabis-infused craft beer and liquor brand. Cannabiniers, a Lighthouse company, debuted Two Roots Brewing Co. in Las Vegas, Nevada earlier this year.

4   After the close of trading on September 10, 2018, OTC Markets ceased trading Tidal Royalty’s common shares under the symbol “TDRYF” as a result of an October 12, 2010 order issued by the Securities Exchange Commission (“SEC”) revoking the registration of the common shares of a predecessor company to Tidal Royalty, Elkhorn Gold Mining Corp., for filing deficiencies pursuant to Section 12(j) of the Securities Exchange Act of 1934. As a result, broker‐dealers in the United States are currently unable to effect transactions in the United States markets under the trading symbol TDRYF.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Highlights and Overall Performance (continued)

On October 17, 2018, November 29, 2018 and December 18, 2018, the Company filed a registration statement on Form 20-F, respectively, and an amended registration statement on Form 20-F with the SEC that Tidal Royalty expects will rectify the historical filing deficiencies of the predecessor entity and permit FINRA (the Financial Industry Regulatory Authority that regulates the OTC Markets) to reinstate Tidal Royalty’s eligibility for quotation on the OTC Markets. Tidal Royalty is hopeful its common shares will resume trading on the OTC Markets by the end of Q3 in fiscal 2019. On December 21, 2018, the SEC completed its review of Tidal’s Form 20-F. FINRA is currently reviewing Tidal’s filings for recommencement of trading and may provide further comments on Tidal Royalty’s filings delaying or restricting the recommencement of trading.

5   On February 12, 2019, the Company entered into a binding letter of intent (the “LOI”) with MichiCann Medical Inc. (operating as Red White & Bloom) (“RWB” or “MichiCann”) with respect to the acquisition of all of the issued outstanding shares of MichiCann (the “Proposed Transaction”). After completion of the Proposed Transaction, the shareholders of Tidal will hold approximately 20% of the issued common shares of the resulting issuer, and the former shareholders of MichiCann will hold approximately 80% of the resulting issuer shares.

6   On February 25, 2019, the Company completed an advance of C$15,000,000 to MichiCann Medical Inc. (operating as Red White & Bloom) pursuant to a senior secured convertible debenture (the “MichiCann Debenture”). The MichiCann Debenture is non-interest bearing, other than in the event of a default by MichiCann thereunder, and will mature August 25, 2019 (the “Maturity Date”), with the Maturity Date being extendable in certain circumstances.

The obligations under the MichiCann Debenture are secured by way of a first ranking security against the personal property of MichiCann. In the event that the proposed acquisition by the Company of all of the issued and outstanding shares of MichiCann (the “Proposed Transaction”) is not completed by the Maturity Date as result of, among other things, MichiCann’s failure to comply with the definitive documentation for the Proposed Transaction, and MichiCann is at such time pursing an alternative go public transaction or a change of control transaction (an “Alternate Liquidity Transaction”), the Company may elect to convert, in whole or in part, the outstanding amount under the MichiCann Debenture into common shares of MichiCann (“MichiCann Shares”) at a price per MichiCann Share that is the lesser of (i) $2.50 per MichiCann Share, and (ii) a 20% discount to the issue or effective price per MichiCann Share under the Alternate Liquidity Transaction.

In the event that the Proposed Transaction is not capable of being completed by October 25, 2019 for reasons beyond the control of the parties, acting in good faith, MichiCann may elect to prepay the outstanding amount under the MichiCann Debenture, with a prepayment penalty of 10%.

It is anticipated that MichiCann will use the funds advanced by the Company, solely to fund the acquisition of additional cannabis Provisioning Centers (dispensaries) in Michigan by its Michigan based investee Opco, and for general working capital purposes.

7   Subsequent to the period-end, the Company terminated the employment of Mr. Terry Taouss, President, and Ms. Stefania Zilinskas, General Counsel and Mr. Paul Rosen tendered his resignation as CEO, Chairman and director of the Company.  Management is negotiating the outstanding severance, if any, owed to Mr. Taouss and Mr. Rosen.  There are no outstanding amounts owed to Ms. Zilinskas.  At the date of this report, Management is unable to determine the outcome and potential impact of the negotiations; however, believes the amounts are not be material.

As per the terms under the LOI with MichiCann, following closing, the Tidal Board will consist of seven (7) members of which Tidal shall appoint three (3) Directors and MichiCann will appoint four (4) Directors. Tidal will enter into employment agreements with the CEO and COO of MichiCann and the three operating principals of PHARMACO, on terms to be negotiated by the parties satisfactory to MichiCann. Mr. Brendan Purdy has been appointed as interim CEO.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Highlights and Overall Performance (continued)

Overview of MichiCann

MichiCann is a private cannabis investment company incorporated under the laws of Ontario with a head office in Vaughan, Ontario.  MichiCann has an experienced management team with a track record in the cannabis industry including its Chief Executive Officer, Brad Rogers, who was a founder of Mettrum Health Corp. (before its sale to Canopy Growth Corporation) and the former President of CannTrust Holdings Inc.

MichiCann holds an 8% senior secured convertible debenture (the “Debenture”) and a put/call option (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee (“OpCo”), a private company incorporated under the laws of the State of Michigan.   OpCo has been granted a Step 1 prequalification by the Medical Marijuana Licensing Board of the State of Michigan and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

In addition to the licenses awarded to OpCo, they have been aggressively pursuing merger and acquisition activity in Michigan where it has closed on its first eight dispensaries, with three more expected to close in the coming days. OpCo has either signed, or is in the final stages of negotiations to sign, an additional eleven dispensaries. On an unaudited basis the current closed and under fully executed binding asset purchase agreement (set to close in March 2019), acquisitions have generated trailing revenue over the last 12 months in excess of US$100 million with an approximate gross margin of 60% on a non‐GAAP basis.

Additionally, OpCo has purchased an 85,000 square foot facility for its first indoor cultivation and manufacturing center. Initial plans for this facility will include the ability to produce in excess of 10,000,000 grams of flower per year with first harvest, post retrofitting to a perpetual harvest facility, expected in Q4 2019, and will include state of the art extraction capabilities in the same facility.

OpCo has also purchased two smaller vertically integrated grow and manufacturing operations as part of its dispensary acquisitions.  OpCo plans to complete transactions in 2019 for outdoor grow operations and are assessing additional opportunities for greenhouse cultivation. OpCo is making great strides in achieving its goals of controlling and operating a minimum of 20 dispensaries by end of Q2 2019 and three grow operations in Michigan by Q4 2019.

Pursuant to the acquisition of MichiCann, the LOI has the following terms:

-

Tidal will consolidate all of its issued and outstanding common shares on an eight to one basis;

-

All outstanding tidal warrants and stock options will continue for the balance of their term;

-

Tidal will issued post-consolidated common shares to the former shareholders of MichiCann on a 2.08 to 1 share basis;

-

All outstanding MichiCann share purchase warrants and stock options will be exchanged or Tidal share purchase warrants and stock options on a 2.08 to 1 basis;

-

Tidal will change its name to “Red White & Bloom,” or such other names as may be acceptable to MichiCann, the CSE, and regulatory authorities;

-

78,960,000 post-consolidated common shares of Tidal will be reserved for issuance to the shareholders of OpCo pursuant to the Put/Call Option; and,

-

Tidal will advance CA $15,000,000 to MichiCann in the form of a secured convertible debenture convertible into common shares of MichiCann at the lesser of $2.50 per common share or a 20% discount to any concurrent financing completed by Michicann in an alternative transaction should MichiCann fail to complete the transaction contemplated by this LOI.  The advance was paid in February 2019.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Significant Equity Events

On October 31, 2018, the Company issued the 40,000,000 Series 1 Convertible Preferred shares pursuant to the exercise of the 40,000,000 preferred share purchase warrants. The Company reclassified $2,000,000 from preferred share issuable to preferred shared issued. Subsequent to period ended January 31, 2019, the Company converted 29,100,000 preferred shares into common shares on a one to one basis.

During the period ended January 31, 2019, the Company issued 15,820,000 common shares pursuant to the exercise of 15,820,000 warrants for gross proceeds of $791,000. Subsequent to January 31, 2019, the Company issued 1,540,000 common shares pursuant to warrants exercised on a one to one basis for gross proceeds of $77,000.

On September 26, 2018, the Company converted 4,000,000 special finder’s warrants issued on May 25, 2018 into an equivalent number of units in the capital of the Company.  Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 and expire on May 25, 2020.

On August 31, 2018, the Company converted 12,690,000 special warrants and 1,220,000 special finders’ warrants issued on April 26, 2018 into an equivalent number of units in the capital of the Company. Each unit consists of one common share and one share purchase warrant; each warrant entitling the holder to acquire one additional share at $0.05 and expire on April 26, 2020.

During the period ended January 31, 2018, the Company recorded a subscription receivable of $2,862,000.

Use of Proceeds

During the year ended July 31, 2018, the Company completed the Placements for net proceeds of approximately $39,000,000. The Company intends to use the net proceeds to fund financing agreements, general working capital and to investigate other opportunities. The table below provides a breakdown of the intended use, the amounts used to date and any variances.

Intended use of proceeds of Placements		Incurred as at January 31, 2019 (approximate)	Variances
Investments (60%)	$23,400,000	($12,980,893)	No variances anticipated
General Working Capital (20%)	$7,800,000	($7,451,020)	No variances anticipated
Investigate other Opportunities (20%)	$7,800,000	($1,933,500)	No variances anticipated
Total	$39,000,000	($22,365,413)

Notwithstanding the foregoing, there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary for the Company to achieve its objectives

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Results of Operations

The following is a breakdown of the expenses incurred by the Company for the period ended January 31, 2019 and 2018:

	For the three-month period ended January 31,		For the six-month period ended January 31,
	2019 $	2018 $	2019 $	2018 $

Expenses

Advertising and promotion	192,726	1,087	2,347,800	1,087
Consulting fees	229,156	33,000	471,713	61,935
General and administration	124,149	319	251,745	1,881
Foreign exchange loss (gain)	(246,308)	(336)	(171,086)	(336)
Share-based compensation	481,521	-	1,147,610	-
Salaries and benefits	303,394	35,417	562,201	35,417
Rent	47,819	5,000	92,573	5,000
Professional fees	524,546	138,329	707,430	152,439
Transfer agent and filing fees	19,679	6,311	66,598	17,781
Travel	62,036	-	118,563	-
	(1,738,718)	(219,127)	(5,595,147)	(275,204)
Other income
Accretion	84,024		84,024
Interest income	110,474	-	107,795	-
Net loss for the period	(1,544,220)	(219,127)	(5,403,328)	(275,204)

Accumulated other comprehensive loss	3,384	-	3,384	-

Net loss and comprehensive loss for the period	(1,547,604)	(219,127)	(5,406,712)	(275,204)

Most categories of expenses showed increases in 2019 compared with 2018, as the Company reorganized management and redirected its business. The increase in expenses relates to an increase in activity associated with the Company’s reorganization of management, due diligence work performed for financing deals and related duties. Explanations of the nature of costs incurred, along with explanations for those significant changes in costs are discussed below:

-   Advertising and promotion consist of marketing costs to promote the Company. The increase is a result of the Company’s officers increasing their presence at several key industries related conferences throughout the period. Furthermore, the Company created brand awareness in the Company’s key target markets in North America that may lead to potential partnerships. The Company’s advertising effort has led to several key letter of intents and definitive agreements. This is an important step to establishing the Company as a dominant player in the United States.

-   Consulting and management fees increased significantly as the Company continues to explore financing opportunities with companies in the U.S. legal cannabis industry. The Company relies heavily on Consultants to help them achieve their goals in all facets of business and these consultants bring a wide range of expertise and connections to the Company. Consultants include Management, Advisors, Technical Support and other support roles.

-   General and administration relates to general office expenditures and its increase is a result of the Company’s activity level during the period along with other costs associated with operations in the Company’s office in Toronto.

-   Foreign exchange gain relates to fluctuations in foreign exchange rate. The US dollar strengthened during a time when the Company made significant investment denominated in the US dollar, but weakened towards the period ended January 31, 2019, resulting in an overall foreign exchange gain.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

During the period ended January 31, 2019, the Company granted 6,850,000 stock options to various consultants, directors and key management. The Company used The Company used the Black Scholes Pricing Model and recorded share-based compensation of $1,147,610 (2018 - $Nil).

-   Salaries and benefits increased as a result of the Company hiring additional employees to support the growth of business and its corporate finance department. Furthermore, the Company paid its CEO and President salaries for their services.

-   The Company signed an office lease in Toronto. The Company offsets a portion of its lease by sub-leasing their office space.

-  Professional fees increased due to accounting and legal fees associated with preparing and reviewing the Company’s 20-F filing. The Company incurred legal fees in connection with the closing of the Financing agreement with Diem Cannabis, review of various Letters of Intents such as Lighthouse and Harborside, and other potential partnerships.

-   Transfer agent and filing fees increased as a result of filing fees for the Company’s various press releases, audited financial statements and miscellaneous transfer agent fees.

-   Travel increased as a result of flights to various industry conferences and meetings in furtherance of financing opportunities.

-   The Company recorded interest income of $107,795 (2018 - $Nil), pursuant to the promissory notes the Company entered into with Diem and the convertible note in Harborside.

-   Accretion relates to the fair value of the Company’s convertible note in Harborside.

-   As most of the Company’s funds are denominated in US dollars, the weakening of the Canadian dollar resulted in an unrealized foreign exchange gain of $171,086

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for the eight most recently completed quarters.

	Jan, 31 2019 $	Oct. 31 2018 $	Jul 31 2018 $	Apr. 30 2018 $	Jan. 31 2018 $	Oct. 31 2017 $	Jul. 31 2017 $	Apr. 30 2017 $
Total revenues	-	-	-	-	-	-	-	-
Total assets	31,041,861	31,895,184	34,566,033	5,699,709	2,842,588	24,915	22,334	3,440
Long term liabilities	-	-	-	-	-	-	-	-
Net loss and comprehensive loss	(1,547,604)	(3,853,748)	(6,807,138)	(742,747)	(219,127)	(56,077)	(24,854)	(5,390)
Net loss per share – Basic and diluted	(0.01)	(0.02)	(0.06)	(0.26)	(0.08)	(0.02)	(0.00)	(0.00)

The amount and timing of expenses and availability of capital resources vary substantially from quarter to quarter, depending on the level of activities being undertaken for royalty financing opportunities at any time and the availability of funding. Q2 2018 saw a large increase over prior quarters as a result of consulting and management fees for royalty financing opportunities and professional fees incurred in respect to listing costs with the CSE. Q4 2018 saw a large increase as the Company’s operations ramped up and pursued several potential royalty agreements, incurring due diligence, accounting, consulting and legal expenses. The Company hired employees and pursued marketing programs and consultants to increase brand awareness and pursue new royalty opportunities. Furthermore, $3,250,476 of Q4 2018 fees relates to non-cash share-based compensation.

Net loss and comprehensive loss decreased during Q2 2019 from Q4 2018 as the Company’s share-based compensation decreased, quarter over quarter, from $3,250,476 to $1,147,610. Furthermore, the Company has been monitoring expenditures to preserve cash.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Liquidity

At January 31, 2019, the Company had cash of $17,425,587, compared to July 31, 2018 of $33,904,759. In order to continue operations, and in particular, to fund ongoing expenditure commitments to pursue its business strategy & goals and service its obligations listed in the financial statements, the Company may need to raise additional capital. The Company expects to finance operating costs by private placement of common shares, preferred shares, exercise of warrants, exercise of options and debt financing. Subsequent to period end the Company advanced $15,000,000 in relation to the MichiCann LOI and raised $77,000 from warrant exercises subsequent to year end.

While our management plans to generate cash flows from our investments and to continue financing our Company through the issuances of additional equity securities or debt instruments, there can be no assurance that sufficient revenue or financing will occur to meet our cash needs for the next 12 months.  The ability to achieve our projected future operating results is based on a number of assumptions which involve significant judgments and estimates, which cannot be assured.  If we are unable to achieve our projected operating results, our liquidity could be adversely impacted, and we may need to seek additional sources of financing.  Our operating results could adversely affect our ability to raise additional capital to fund our operations and there is no assurance that debt or equity financing will be available in sufficient amount, on acceptable terms, or in a timely basis.

Capital Resources

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and cash equivalents and equity comprised of issued share capital and deficit.

The Company manages its capital structure and makes adjustments to it in light of economic conditions and financial needs. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company entered into an office lease that expires on September 2, 2020. The Company is committed to the following estimated annual payments:

$

2019	128,721
2020	300,348
429,069

Working Capital

At the period ended January 31, 2019, the Company had working capital of $17,579,991 (July 31, 2018 – $34,225,991). In the long term, the Company will be seeking to raise further funds from equity financings and/or debt financing in order to continue operations, in particular to fund ongoing expenditure commitments as they arise.

As at	January 31, 2019 $	July 31, 2018 $
Total assets	31,041,861	34,566,033
Total liabilities	283,972	340,042
Working capital	17,579,991	34,225,991
Shareholders’ Equity	30,757,889	34,225,991

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Cash Used in Operating Activities

Net cash used in operating activities during the period ended January 31, 2019 was $4,289,279 (2017 –$ 89,359) which mainly consisted of cash spent for the initiation of the business, general working capital, brand awareness campaigns, consulting and professional fees for royalty financing opportunities, and due diligence. The Company completed two major investments during the period, Lighthouse and Harborside, which required expertise and due diligence to complete. In the comparative period, the Company was relatively inactive; thus, the cash outflow from operations in the comparative period is minimal.

Cash Generated by Financing Activities

Total net cash generated during the period ended January 31, 2019 was $791,000 (2018 - $Nil). The Company issued 15,820,000 common shares pursuant to various warrant exercises for gross proceeds of $791,000. In the comparative period, the Company received loans of $40,000 and collected subscriptions received in advance of $2,862,000.

Cash Used in Investing Activities

During the period ended January 31, 2019, and pursuant to the Financing, the Company entered into a promissory note agreement with TDMA for $2,816,418 (July 31, 2018 - $Nil) as a working capital advance for licenses, Site development, identification and negotiation of the purchase agreements for the Site and Dispensaries.

Further to the Company’s agreement with TDMA, the Company acquired two land properties in Springfield and Massachusetts, USA. The Company acquired these properties for $592,475.

Furthermore, the Company acquired two investments – Harborside and Lighthouse Strategies LLC. On November 18, 2018, the Company entered into a non-binding memorandum of understanding with FLRish, Inc., parent company of Harborside. The Company purchased $3,000,000 of senior unsecured convertible debenture units of FLRish, Inc. See Note 7 of the interim financial statements for the period ended January 31 2019 and 2018 for the terms of the convertible debenture.

On November 5, 2018, the Company entered into a binding letter of intent with Lighthouse and subscribed for $6,572,000 (US $5,000,000) of Lighthouse’s Series A membership units.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Directors and Executive Officers of the Company as at the date of this report are as follows:

Theo van der Linde

Chief Financial Officer and Director

Brendan Purdy

Interim CEO and Director

Brian Penny

Director

Stuart Wooldridge

Director

Paul Rosen

Former Chief Executive Officer and Director

Terry Taouss

Former President

Courtland Livesley-James

Former VP Strategy

Kathryn Witter

Former Secretary

Formal management and/or consulting contracts are currently being reviewed.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Transactions with Related Parties (Continued)

Key management personnel are persons responsible for planning, directing and controlling the activities of the Company, and include all directors and officers. Key management compensation for the period ended January 31, 2019 and 2018 are comprised of the following:

	January 31, 2019 $	January 31, 2018 $
Salary paid to the former CEO	150,000	25,000
Salary paid to the former President	87,500	-
Consulting and management fees paid to a private company controlled by the CFO	42,000	36,935
Consulting and management fees paid to a private company controlled by the former secretary	2,000	22,500
Consulting and management fees paid to director	12,000	-
Consulting and management fees paid to the former VP of corporate development	60,000	-
Consulting and management fees paid to a private company controlled by former VP strategy	31,250	7,500
Share-based compensation	519,513	-
Total	904,263	91,935

As at January 31, 2019, the Company owed $nil (July 31, 2018 - $18,685) to related parties.

Proposed Transactions

There are no proposed transactions at the date of this report that have not been disclosed.

Outstanding Share Data

As at the date of this MD&A, the Company has the following outstanding shares:

Securities*	Number
Common shares	292,157,662
Special warrants	-
Share purchase warrants	126,221,365
Stock options	21,808,727
Preferred shares	50,900,000

Additional Disclosure for Venture Issuers without significant revenue

Additional disclosure concerning the Company’s expenses is provided in the Company’s statement of loss and note disclosures contained in its condensed interim financial statements for the period ended January 31, 2019. These statements are available on SEDAR - Site accessed through www.sedar.com.

Ability to Access Private and Public Capital and Nature of Securities

The Company has historically relied entirely on access to both public and private capital in order to support its continuing operations, and the Company expects to continue to rely almost exclusively on the capital markets to finance its investments in the US legal cannabis industry. Although such investments carry a higher degree of risk, and despite the treatment of cannabis under U.S. federal laws, Canadian-based issuers involved in making U.S. cannabis-related investments have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds, particularly if the U.S. federal authorities change their position toward enforcing the Controlled Substances Act of 1970 (“CSA”). Further, access to funding from U.S. residents may be limited due their unwillingness to be associated with activities which violate US federal laws. The purchase of the Company’s securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks. The Company’s securities should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Company’s securities should not constitute a major portion of an investor's portfolio.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Additional Disclosure for Venture Issuers without significant revenue (continued)

Dividends

The Company has no earnings or dividend record and is unlikely to pay any dividends in the foreseeable future as it intends to employ available funds for investment into the US legal cannabis industry. Any future determination to pay dividends will be at the discretion of the board of directors and will depend on the Company’s financial condition, results of operations, capital requirements and such other factors as the board of directors deem relevant.

Management’s Responsibility for Financial Statements

The information provided in this report, including the condensed interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. In contrast to the certificate required under National Instrument 52-109 - Certificate of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

 (ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement, on a cost-effective basis, DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of the Company has approved the financial statements and the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Additional Disclosure for Venture Issuers without significant revenue (continued)

Forward-looking-information

Statements included in this document that do not relate to present or historical conditions are “forward-looking statements”. Forward-looking statements are projections in respect of future events or the Company’s future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements in this MD&A include statements with respect to: the closing of the proposed transaction with MichiCann, the nature and extent of the review and comment by the FINRA of Tidal Royalty’s Form 20-F and historical filings, speed of the interactions between the applicable U.S. regulatory authorities, statements regarding estimated capital requirements and planned use of proceeds. These statements are only predictions and involve known and unknown risks and uncertainties, including the risks in the section entitled “Risk Factors”, and other factors which may cause the Company’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Additional information, including interim and annual financial statements, the management information circulars and other disclosure documents, may also be examined and/or obtained by accessing the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

Risks Factors

We have no source of operating revenue and it is likely we will operate at a loss until we are able to realize cash flow from our financings.

We may require additional financing in order to fund our businesses or business expansion. Our ability to arrange such financing in the future will depend in part upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us, or at all. If additional financing is raised by the issuance of common shares from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, we may not be able to operate our businesses at their maximum potential, to expand, to take advantage of other opportunities, or otherwise remain in business.

We may issue a substantial number of our common shares without investor approval to raise additional financing and we may consolidate the current outstanding common shares.

Any such issuance or consolidation of our securities in the future could reduce an investor’s ownership percentage and voting rights in us and further dilute the value of the investor’s investment.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

The market price of our common shares may experience significant volatility.

Factors such as announcements of quarterly variations in operating results, revenues, costs, changes in financial estimates or other material comments by securities analysts relating to us, our competitors or the industry in general, announcements by other companies in the industry relating to their operations, strategic initiatives, financial condition or performance or relating to the industry in general, announcements of acquisitions or consolidations involving our portfolio companies, competitors or among the industry in general, as well as market conditions in the cannabis industry, such as regulatory developments, may have a significant impact on the market price of our common shares. Global stock markets and the Canadian Securities Exchange (“CSE”) in particular have, from time to time, experienced extreme price and volume fluctuations, which have often been unrelated to the operations of particular companies. Share prices for many companies in our sector have experienced wide fluctuations that have been often unrelated to the operations of the companies themselves. In addition, there can be no assurance that an active trading or liquid market will be sustained for our common shares.

We do not anticipate that any dividends will be paid on our common shares in the foreseeable future.

We anticipate that we will reinvest any future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common shares, and shareholders may not be able to sell their shares on favourable terms or at all.

The Company has a limited operating history with respect to financings in the U.S. cannabis sector, which can make it difficult for investors to evaluate the Company’s operations and prospects and may increase the risks associated with investment in the Company.

The Company has a history of negative cash flow and losses that is not expected to change in the short term. Financings may not begin generating cash flow to the Company for several years following any financing.

The Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company.

Currently, the U.S. cannabis industry generally is comprised of individuals and small to medium-sized entities. However, the risk remains that large conglomerates and companies who also recognize the potential for financial success through investment in this industry could strategically purchase or assume control of certain aspects of the industry. In doing so, these larger competitors could establish price setting and cost controls which would effectively “price out” many of the individuals and small to medium-sized entities who currently make up the bulk of the participants in the varied businesses operating within and in support of the medical and adult-use marijuana industry. While the trend in connection with most state laws and regulations may deter this type of takeover, this industry remains quite nascent, and therefore faces many unknown future developments, which in itself is a risk.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. The Company may not have sufficient resources to remain competitive, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Company indebtedness could have a number of adverse impacts on the Company, including reducing the availability of cash flows to fund working capital and capital expenses.

Any indebtedness of the Company could have significant consequences on the Company, including: increase the Company’s vulnerability to general adverse economic and industry conditions; require the Company to dedicate a substantial portion of its cash flow from operations to making interest and principal payments on its indebtedness, reducing the availability of the Company’s cash flow to fund capital expenditures, working capital and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in the business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have greater financial resources; and limit the Company’s ability to complete fundamental corporate changes or transactions or to declare or pay dividends.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

The Company’s revenues and expenses may be negatively impacted by fluctuations in currency.

The Company’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Risks Related to the Cannabis Industry

While certain U.S. states have enacted medical and/or adult-use cannabis legislation, cannabis continues to be illegal under U.S. federal law, which may subject us to regulatory or legal enforcement, litigation, increased costs and reputational harm.

More than half of the U.S. states have enacted legislation to regulate the sale and use of cannabis on either a medical or adult-use level. However, notwithstanding the permissive regulatory environment of cannabis at the state level, cannabis continues to be categorized as a controlled substance under the U.S. Controlled Substances Act of 1970 (“CSA”), and as such, activities within the cannabis industry are illegal under U.S. federal law. It is also illegal to aid or abet such activities or to conspire to attempt to engage in such activities. Financing businesses in the cannabis industry may be deemed aiding and abetting an illegal activity under federal law. If such an action were brought, we may be forced to cease operations and our investors could lose their entire investment. Such an action would have a material negative effect on our business and operations. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations”.

The funding of businesses in the cannabis industry may expose us to potential criminal liability.

While we do not intend to harvest, distribute or sell cannabis, the funding of businesses in the medical and adult-use cannabis industry could be deemed to be participating in marijuana cultivation, which remains illegal under federal law pursuant to the CSA and exposes us to potential criminal liability, with the additional risk that our properties, or those of our portfolio companies, could be subject to civil forfeiture proceedings. For background information on the inconsistency between state and federal regulation of cannabis, please refer to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations”.

Management may not be able to predict all new emerging risks or how such risks may impact actual results of the Company in the highly regulated, highly competitive and rapidly evolving U.S. cannabis industry.

As a result of the conflicting views between state legislatures and the federal government regarding cannabis, financings with cannabis related businesses in the U.S. are subject to a higher degree of uncertainty and risk. Such risks are difficult to predict. For instance, it is presently unclear whether the U.S. federal government intends to enforce federal laws relating to cannabis where the conduct at issue is legal under applicable state law. Further, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.

Unless and until the U.S. federal government amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendment there can be no assurance), there can be no assurance that it will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with state law. Such potential proceedings could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens; or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Such proceedings could have a material adverse effect on the Company’s business, revenues, operating results and financial condition as well as the Company’s reputation, even if such proceedings were concluded successfully in favour of the Company. The regulatory uncertainties make identifying the new risks applicable to the Company and

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

its business and the assessment of the impact of those risks on the Company and its business extremely difficult.

Risks Factors (Continued)

The U.S. cannabis industry is subject to extensive controls and regulations, which impose significant costs on the Company and its portfolio companies and may affect the financial condition of market participants, including the Company.

Participants in the U.S. cannabis industry will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the participant and, thereby, on the Company’s prospective returns.

It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that will make it extremely difficult or impossible to transact business in the cannabis industry. If the U.S. federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, then the Company’s financings in such businesses would be materially and adversely affected notwithstanding that the Company may not be directly engaged in the sale or distribution of cannabis.

Changes to or the imposition of new government regulations, including those relating to taxes and other government levies, may affect the marketability of cannabis products. Such changes in government levies (including taxes), which are beyond the control of the participant and which cannot be predicted, could reduce the Company’s earnings and could make future financing uneconomic.

The Company and the companies it funds may become subject to litigation which could have a significant impact on the Company’s profitability.

The cannabis industry is subject to numerous legal challenges and could become subject to new, unexpected legal challenges. The Company, or one or more of the Company’s portfolio companies, may become subject to a variety of claims and lawsuits, such as U.S. federal actions against any individual or entity engaged in the marijuana industry. There can be no assurances the federal government of the United States or other jurisdictions will not seek to enforce the applicable laws against the Company. The consequences of such enforcement would be materially averse to the Company and the Company’s business and could result in the forfeiture or seizure of all or substantially all of the Company’s assets. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

As the possession and use of cannabis is illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the funding of our portfolio companies, and as such may be subject to enforcement actions which could materially and adversely affect our business.

The possession, use, cultivation, or transfer of cannabis remains illegal under the CSA. As a result, law enforcement authorities regulating the illegal use of cannabis may seek to bring an action or actions against us, including, but not limited to, a claim of aiding and abetting another’s criminal activities. The federal aiding and abetting statute provides that anyone who “commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” 18 U.S.C. §2(a). Such an action would have a material adverse impact on our business and operations.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

Losing access to traditional banking and the application of anti-money laundering rules and regulations to our business could have a significant effect on our ability to conclude financings and achieve returns.

The Company is subject to a variety of laws and regulations in Canada and the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a chequing account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy. For background on these laws and various guidance issued by certain regulatory authorities concerning banking cannabis-related businesses, please refer to “Item 4 — Information on the Company — B. Business Overview — Effects of Government Regulations”.

Overall, since the production and possession of cannabis is illegal under U.S. federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. As the Company will have a material ancillary involvement in the U.S. legal cannabis industry, the Company may find that it is unable to open bank accounts with certain Canadian financial institutions, which in turn may make it difficult to operate the Company’s business. Furthermore, the Company’s U.S. subsidiaries may be unable to open bank accounts with U.S. financial institutions, which may also make it difficult to operate the Company’s business.

Proceeds from the Company’s financings could be considered proceeds of crime which may restrict the Company’s ability to pay dividends or effect other distributions to its shareholders.

The Company’s future financings, and any proceeds thereof, may be considered proceeds of crime due to the fact that cannabis remains illegal federally in the U.S. This may restrict the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its Shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company has historically relied entirely on access to both public and private capital in order to support its continuing operations, and the Company expects to continue to rely almost exclusively on the capital markets to finance its business in the

U.S. legal cannabis industry.

Although such business carries a higher degree of risk, and despite the legal standing of cannabis businesses pursuant to U.S. federal laws, Canadian based issuers involved in the U.S. legal cannabis industry have been successful in raising substantial amounts of private and public financing. However, there is no assurance the Company will be successful, in whole or in part, in raising funds in the future, particularly if the U.S. federal authorities change their position toward enforcing the CSA. Further, access to funding from U.S. residents may be limited due to their unwillingness to be associated with activities which violate U.S. federal laws.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

The Company’s involvement in the U.S. cannabis industry may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada, which could lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S.

It has been reported in Canada that the Canadian Depository for Securities Limited is considering a policy shift that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis issuers that have investments in the U.S. CDS is Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary, and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Company’s Shares to make and settle trades. In particular, the Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Shares through the facilities of the Exchange.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future.

For the reasons set forth above, the Company’s future financings in the U.S. may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the U.S. or any other jurisdiction, in addition to those described herein.

The Company’s proposed business operations will indirectly be affected by a variety of laws, regulations and guidelines which could increase compliance costs substantially or require the alteration of business plans.

The Company’s business operations will indirectly be affected by laws and regulations relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to consumable products health and safety, the conduct of operations and the protection of the environment. These laws are broad in scope and subject to evolving interpretations, which could require participants to incur substantial costs associated with compliance or alter certain aspects of its business plans. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

As consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis evolve, the Company may face unfavourable publicity or consumer perception.

The legal cannabis industry in the U.S. is at an early stage of its development. Cannabis has been, and will continue to be, a controlled substance for the foreseeable future. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medical and adult-use cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. While public opinion and support appears to be rising for legalizing medical and adult-use cannabis, it remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, medical marijuana as opposed to legalization in general). The Company’s ability to gain and increase market acceptance of its proposed royalty business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure may have an adverse effect on the Company.

Cannabis use may increase the risk of serious adverse side effects which could subject the Company or its portfolio companies to product liability claims, regulatory action and litigation.

As a company that finances businesses in the cannabis industry, we face the risk of exposure to, or having our portfolio companies exposed to, product liability claims, regulatory action and litigation if the products or services of our portfolio companies are alleged to have caused loss or injury. Our portfolio companies may become subject to product liability claims due to allegations that their products caused or contributed to injury or illness, failed to include adequate instructions for use or failed to include adequate warnings concerning possible side effects or interactions with other substances. This risk is exacerbated by the fact that cannabis use may increase the risk of developing schizophrenia and other psychoses, may exacerbate the symptoms for individuals with bipolar disorder, may increase the risk for the development of depressive disorders, may impair learning, memory and attention capabilities, and result in other side effects. In addition, previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could also occur. There can be no assurance that our portfolio companies will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could result in our portfolio companies becoming subject to significant liabilities that are uninsured and also could adversely affect their commercial arrangements with third parties. Such a product liability claims or regulatory action against an operator could result in increased costs, could adversely affect the Company’s financing and reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

If our portfolio companies do not comply with applicable packaging, labeling and advertising restrictions on the sale of cannabis in the adult-use market, we could face increased costs, our reputation could be negatively affected and there could be a material adverse effect on our results of operations and financial condition.

Products distributed by our portfolio companies into the adult-use market may be required to comply with legislative requirements relating to product formats, product packaging, and marketing activities around such products, among others. As such, the portfolio of brands and products of our portfolio companies will need to be specifically adapted, and their marketing activities carefully structured, to enable them to develop their brands in an effective and compliant manner. If our portfolio companies are unable to effectively market their cannabis products and compete for market share, or if the costs relating to compliance with government legislation increase beyond what can be absorbed in the price of products, our earnings could be adversely affected which could make future financing uneconomic.

The products of our portfolio companies may become subject to product recalls, which could negatively impact our results of operations.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products of our portfolio companies are recalled due to an alleged product defect or for any other reason, such recall may disrupt certain aspects of the Company’s business plans and result in a material adverse effect on certain aspects of its planned operations. In addition, a product recall involving one or multiple of our portfolio companies may require significant attention by our senior management. If the products of one of our portfolio companies were subject to recall, the image of that brand and the Company as an investor could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the products of our portfolio companies and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of our operations by the U.S. FDA, Health Canada or other regulatory agencies, requiring further senior management attention and potential legal fees and other expenses.

Risks Related to Royalties

The Company may expend valuable time and effort in performing due diligence on companies and their existing royalties which may not be able to be acquired by the Company owing to existing third-party rights.

Rights of third parties may restrict the Company’s ability to acquire existing royalties. Royalty interests may be subject to: (i) buy- down right provisions pursuant to which the operator may buy-back all or a portion of the royalty; (ii) pre-emptive rights pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the royalty; or (iii) claw back rights pursuant to which the seller of a royalty has the right to re-acquire the royalty. As a result, (a) royalties held by the Company may not continue for the full term of the original contract, and (b) should the Company seek to acquire existing royalties in the future, holders of such rights may exercise them such that certain existing royalty interests would not be available for acquisition.

The determination of costs is made by the operator and is beyond the control of the Company but may negatively influence the royalty return received by the Company.

Should the Company hold a net profit royalty, it would have the added risk that such royalties allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures may include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the royalty holder will not be able to predict and will be beyond the control of such holder and can have a dramatic effect on the amount payable on these royalties. Any increase in the costs incurred by the operators will likely result in a decline in the royalty received by the royalty holder. This, in turn, may have a material adverse effect on its profitability, financial condition, and results of operation.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

The Company does not control the business operations over which the royalty is determined and the interests of owners/operators and the Company may not always be aligned, which could negatively influence the royalty return received by the Company.

Cash flows derived from royalties are based on operations by third parties. These third parties will be responsible for determining the manner in which their business is operated or the relevant assets subject to the royalties are exploited, including decisions to expand, continue or reduce production, decisions about the marketing of products extracted from the asset and decisions to advance expansion efforts and further develop non-producing assets. As a holder of royalties or other interests, the Company will have little or no input on such matters. The interests of third-party owners and operators and those of the Company on the relevant assets may not always be aligned.

The Company has limited access to data and disclosure which may make the assessment of the value of the Company’s current or future financings difficult to determine and which could result in the royalties being less profitable than expected.

As a holder of royalties and other non-operator interests, the Company neither serves as the owner or operator, and in almost all cases the Company has limited input into how the operations are conducted. As such, the Company has varying access to data on the operations or to the actual assets themselves. This could affect its ability to assess the value of the royalties or enhance their performance. This could also result in delays in cash flow from that anticipated by the Company based on the stage of development of the applicable business or assets. The Company’s royalty payments may be calculated by the operator in a manner different from the Company’s projections and the Company may or may not have rights of audit with respect to such royalty interests. In addition, some royalties may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties and as such the Company may not be in a position to publicly disclose non-public information with respect thereto. The limited access to data and disclosure regarding the businesses in which the Company has an interest, may restrict its ability to assess the value or enhance its performance which may have a material adverse effect on the Company’s profitability, results of operation and financial condition.

Royalties are largely contractually-based and may not always be honoured by the counterparties to the Company’s royalty contracts, which may have a material adverse effect on the Company’s profitability, results of operations and financial condition.

Royalties are largely contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties and other interests do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly, and as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company’s profitability, results of operations and financial condition.

General Business Risks

There can be no assurance that future financings made by the Company will be profitable.

As part of the Company’s overall business strategy, the Company intends to pursue its financing policy and objectives. There are always risks associated with any business transaction, particularly one that involves a largely cash based operation, operating in a new and growing field, with conflicting federal and state laws. There is no assurance any financings will be profitable.

As the cannabis industry is nascent, expectations regarding the development of the market may not be accurate and may change.

Due to the early stage of the legal cannabis industry, forecasts regarding the size of the industry and the sales of products are inherently subject to significant unreliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management.

While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such people. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

The Company’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities.

Litigation, complaints, and enforcement actions the Company could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

The Company is a British Columbia corporation governed by the Business Corporations Act (British Columbia) and, as such, our corporate structure, the rights and obligations of shareholders and our corporate bodies may be different from those of the home countries of international investors.

Non-Canadian residents may find it more difficult and costlier to exercise shareholder rights. International investors may also find it costly and difficult to effect service of process and enforce their civil liabilities against us or some of our directors, controlling persons and officers.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities.

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of an operator. Some of these inputs may only be available from a single supplier or a limited group of suppliers.

If a sole source supplier was to go out of business, an operator might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an operator, and consequently, the Company.

The success of the Company may depend, in part, on the ability of an operator to maintain and enhance trade secret protection over its various existing and potential proprietary techniques and processes, or trademark and branding developed by it.

Each operator may also be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the operator. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

Risks Factors (Continued)

Insurance coverage obtained by an operator may be insufficient to cover all claims to which the operator may become subject.

The Company will require an operator to have insurance coverage for applicable risks. However, there can be no assurance that such coverage will be available or sufficient to cover claims to which the operator may become subject. Each operator may be affected by a number of operational risks and may not be adequately insured for certain risks, including: civil litigation; labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non- compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, an operator’s properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the operator’s operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition. Also, an operator may be subject to or affected by liability or sustain loss for certain risks and hazards against which it may elect not to insure because of the cost. If insurance coverage is unavailable or insufficient to cover any such claims, an operator’s financial resources, results of operations and prospects, as well as the Company’s financing, could be adversely affected.

Maintaining a public listing is costly and will add to the Company’s legal and financial compliance costs.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of the CSE require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company’s legal and financial compliance costs. The Company may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business.

Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant resources.

The Company may experience difficulty implementing its business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest involving the Company’s directors and officers may arise and may be resolved in a manner that is unfavourable to the Company.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in corporations, partnerships, joint ventures, etc. that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise

TIDAL ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Period Ended January 31, 2019 and 2018

that may be resolved in a manner that is unfavourable to the Company.

Risks Factors (Continued)

The available talent pool may not be large enough for the Company to identify and hire personnel required to develop the business, which may mean that the growth of the Company’s business will suffer.

As the Company grows, it will need to hire additional human resources to continue to develop the business. However, experienced talent in the areas of financings and cannabis may be difficult to source, and there can be no assurance that the appropriate individuals will be available or affordable to the Company. Without adequate personnel and expertise, the growth of the Company’s business may suffer.

If the requirements of the Investment Company Act of 1940 (the “1940 Act”) were imposed on the Company, such requirements would adversely affect our operations.

The Company intends to conduct its operations so that it is not required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c) (7) of the 1940 Act.

The Company is organized as a holding company that conducts business primarily through wholly-owned or majority-owned subsidiaries. The Company intends to conduct operations so that it complies with the 40% test. The Company will monitor our holdings to comply with this test. Failure to comply with the 40% test could require the Company to register as an investment company under the 1940 Act, which would have a material adverse effect on our operations.

There could be adverse tax consequence for our shareholders in the United States if we are deemed a passive foreign investment company.

Under United States federal income tax laws, if a company is (or for any past period was) a passive foreign investment company (which we refer to as “PFIC”), it could have adverse United States federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change. Furthermore, the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. The Company believes based on current business plans and financial expectations that it may be a PFIC for the current tax year and future tax years. United States purchasers of our common shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our common shares if we are considered to be a PFIC.

If we are a PFIC, U.S. holders would be subject to adverse U.S. federal income tax consequences such as the ineligibility for any preferred tax rates on capital gains, the ineligibility for actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws or regulations. Whether or not U.S. holders make a timely qualified electing fund (or QEF) election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. holders with respect to the acquisition, ownership, and disposition of our common shares and any distributions such U.S. holders may receive. Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our common shares.